Exhibit 1

NEWS
For Release: IMMEDIATE

Hadera Paper Ltd.
Retirement of the CEO

Hadera, Israel, November 11, 2009 – Hadera Paper Ltd. (AMEX:AIP) (the “Company” or “Hadera Paper”)today reported that Mr. Avi Brenner, CEO of the Company, is forced to retire from his position after 21 years of working with the Group – of which, the past five years serving as CEO of the Group – this being due to an eye disease that does not enable him to continue working.

Zvika Livnat, the Chairman of the Board of Directors of Hadera Paper Group, stated that: “The retirement of Avi Brener on account of medical reasons was greeted with great sadness by us all – Nochi Dankner, Itzhak Manor, Avi Fischer, my family and myself. Avi has been serving Hadera Paper loyally for 21 years and has served as General Manager for the past five years. Avi’s contribution to the development and progress of Hadera Paper Group is evident in every single aspect of the Group’s operations and I sincerely hope that his retirement will assist him in dealing with his medical condition”.

Zvika Livnat added that: “Avi’s contribution in the past several years, was reflected primarily in promoting the Group’s strategic projects, including the expansion of the packaging paper manufacturing lines, the continued promotion of the Hogla operations in Turkey and the promotion of the power station project. Avi’s professionalism, his personality and his pleasant demeanor were all of great assistance to me and I am thankful to him for that”.

Mr. Brenner said in his letter to the board, that the Hadera Paper Group proved itself during the global crisis as being a strong and efficient group that is currently enjoying significant growth momentum:

The new recycled packaging paper manufacturing lines, which is just now being completed and is intended to start operating in January 2010, is intended to double the operational volume in the field and will double the rate of recycling paper in the State of Israel, an accelerated business development endeavor in Turkey which is expected to attain operational balance during 2010, the Power Station based on natural gas with a scope of 239 megawatts, the erection of which is in plan, establishing the advanced logistical center in Modi’in; all of which will lead the group to continued growth and profit during the coming years.

“It is not easy for me, against my will, to take leave of the group which is currently undergoing a significant impetus”, said Brenner, “but I know that I am leaving here thousands of devoted and excellent employees and managers, owners who have at every moment supported and will continue to support the group with determination and a lot of humanity; and an organization gave me great pleasure to manage until today”.

My thanks to the owners – to Nochi Dankner, Yitzchak Manor, to dear Bondi and the Livnat family, to Avi Fisher and to all of the members of the Board of Directors of the Hadera Paper Group, for their full confidence in us and their support for our many projects and programs, and special thanks to the Chairman of the Group and its owner, Zvika Livnat, with whom I had the privilege of working together during these recent years, and whose unreserved support created a tailwind of ambition and motivation to deal with the many challenging tasks that we met along our way”.

Avi Brener delivered the letter enclosed to the Company’s employees and managers.

The Company will report in the next weeks the exact date of the retirement.

November 2009

FAREWELL

My dear friends, the employees and the management of the Hadera Paper Group

Due to the fact that my eyesight is deteriorating, and the resulted difficulties to fulfill my daily functions, I have no choice but to retire soon from my role with the Group, and thus to conclude many years of a management career that I was privileged to have.

My 21 years of work in the organization and, primarily, the five years as the CEO of Hogla Kimberly and the five years as the CEO of the Group were a wonderful period for me, full of challenges, during which I had the honor of leading together with you the Hadera Paper Group to many achievements and to fortify the Group as one of the leading industries in the Israeli economy.

Together we experienced many successes – and some failures , but there is no doubt that in recent years we were able to strengthen Hadera Paper and make it a more professional, more efficient organization; an organization with well established purchasing systems; organizational development procedures that are being incorporated by various companies; innovative and communicative organization that enhanced its image on the capital market and among the commercial and industrial communities, as well as among its employees and managers; an organization that operates with broad professional and operational synergy and is focused on objectives, performance and profits for its owners.

Together we have attained accomplishments and international recognition for our operational efficiency, marketing, human resources and environmental quality, and we have become a “green” model for local industry.

Simultaneously , we acted with full strength to implement strategic projects: we converted our energy system to natural gas; we established a new manufacturing system for packaging papers (Machine 8) that is planned to commence production next January; we have developed business activities at Hogla Kimberly in Turkey, where the sales turnover will reach NIS 500 million this year, and is scheduled to reach operational balance during the coming year; we advanced the plans for a new power station and initiated the establishment of a modern logistics center in Modi’in, which is scheduled to become operational during September 2010.

The strength of our organization was put to a significant test this year, when facing the grave global crisis that seriously damaged the paper industry worldwide and resulted in importation at dumping prices that we had never before known in the Israeli market. The early recognition of the sharp changes in the business environment, and determined action by 3,500 employees, managers and workers’ unions in the Group to reduce expenditures across all of the companies in the organization prevented massive dismissals and enabled continued strategic investment momentum that will ensure the continued growth of the Hadera Paper Group and livelihood for its employees during the coming year – and this is the right time to thank all of you for your tremendous contribution to the success of this most significant course of action.

One generation leaves and another takes its place – I am convinced that the next CEO who will soon be appointed by the owners will know how to continue leading the Group to growth and success during the coming years also, with your help.

On a personal level, at this moment of taking leave, I would like to thank my friendsin the Group’s management, my colleagues and collaborators, whose professionalism and dedication led us to our many successes.

My thanks to the owners, to Nochi Dankner, to Yitzchak Manor, to dear Bondi and the Livnat family, to Avi Fisher and to all of the members of the Board of Directors of the Hadera Paper Group, for their full confidence in us and their support for our many projects and programs, and special thanks to the Chairman of the Group and its owner, Zvika Livnat, with whom I had the privilege of working together during these recent years, his personal integrity, openness and unreserved support created a tailwind of ambition and tremendous motivation to deal with the many challenging tasks – all of whom were an inseparable part of our successes and our achievements.

A special thank-you is reserved in my heart for dear Hadassah, who stood by my side for this entire time, even during the craziest times, always empathetic and supportive and always ready for any tasks that were required. Without her my job would have been impossible.

In conclusion, allow me to share with you, on this occasion of ending a career of 30 years of intensive management, and thank the one and only, my dear wife, Shlomke, whose infinite devotion to our family, wit and sense of humor were for me an inexhaustible source of energy and a daily breath of fresh air along the challenge-filled road.

It is hard for me to take leave my colleagues and collaborators of so many years, but physically, as you will have noticed, it has already started – recently, because of my physical limitations, I have been unable to visit the various sites of the Group and to meet with the managers and employees at their workplaces, and it has only been thanks to my friend Yarin, my personal and devoted driver who served as a second pair of eyes for me, that I was able to continue in my position until now.

With my blessings for continued growth and success for the Hadera Paper Group,
As well as health, satisfaction and success for you and your family,

From the bottom of my heart, and in friendship,

Avi Brener

Contact:
Lea Katz, Adv.
Corporate Secretary and Chief of Legal Department
Hadera Paper Ltd. Group
Tel:+972-4-6349408
Leak@hadera-paper.co.il